

October 27, 2010

Mr. Alan L. Miller
Chief Financial Officer
Frequency Electronics, Inc.
55 Charles Lindbergh Blvd.
Mitchell Field, NY 11553

>   **Re: Frequency Electronics, Inc.**
>   **Form 10-K for the fiscal year ended April 30, 2010**
>   **Filed July 29, 2010**
>   **Definitive Proxy Statement**
>   **Filed August 27, 2010**
>   **File No. 001-08061**

Dear Mr. Miller:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended April 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Critical Accounting Policies and Estimates, page 16

1.   In future filings, when material, please provide critical accounting policy for investments consistent your response to comment 4 in your letter to the staff dated October 7, 2009.

Selling and Administrative expenses, page 19

2.   We see the significance of lower headcount on selling and administrative expenses. In future filings please describe the underlying business reasons for the decrease in headcount and quantify the number of positions eliminated. Also, clarify the expected impact on your business.   In general the discussion of results of operations should not only identify and quantify factors responsible for material changes in financial statement items, but also describe the underlying business reasons for the factors cited.

Item 8. Financial Statements

3.   We see that subsequent to the filing of the Form 10-K, your independent accountants, Eisner LLP, merged with Amper, Politziner & Mattia, LLP. Please tell us how you considered the requirements of Form 8-K in assessing whether you should file an Item 4.01 Form 8-K to report the change in accountants.

Note 3. Costs and Estimated Earnings in Excess of Billings, page 35

4.   We see that you present costs and estimated earnings in excess of billings as a current asset. Please tell us whether you have contracts where billings exceed costs and estimated earnings, including how those contracts are presented in the balance sheet. If contracts in an asset position have been netted with contracts in a liability position in the balance sheet, please explain why you believe netting is appropriate in GAAP.

Item 15. Exhibits…, page 49

5.   Please tell us why your independent accountant's consent only references one of your outstanding registration statements on Form S-8. If that consent should also refer to those other outstanding registration statements, please tell us when you intend to amend to include a revised consent.

Exhibits 31.1 and 31.2

6.   In future filings, please ensure the exhibits required by Item 601(b)(31) of Regulation S-K are in the exact form prescribed by that item. We note, for example, Exhibits 31.1 and 31.2 include the title of the certifying individual at the beginning of the certification.

Definitive Proxy Statement filed August 27, 2010

7.   Your definitive proxy statement indicates that your annual meeting was to be held on October 6, 2010. Please tell us when you intend to file a Form 8-K to report the results of that shareholder vote. Refer to Item 5.07 of Form 8-K. Also:

- provide us your analysis regarding the effect of such filing now on your ability to use short-form registration statements. See Question 114.04 of our Securities Act Forms Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm; and

- tell us whether your outstanding registration statements on Form S-8 have been used to offer and sell securities since the date of that meeting.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz at (202) 551-3628 or Gary Todd, Accounting Reviewer, at (202) 551-3605 if you have questions on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Geoff Kruczek at (202) 551-3641 with any other questions. You may also contact me at (202) 551-3676.

Sincerely,

Brian Cascio
Accounting Branch Chief